

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Jeremy Smeltser
Chief Financial Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, WI 53562

> **Re: Spectrum Brands Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **Form 8-K filed May 9, 2024**
> **Response dated May 20, 2024**
> **File No. 001-04219**

Dear Jeremy Smeltser:

We have reviewed your May 20, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 22, 2024 letter.

Form 10-K for Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measurements, page 34

1. We continue to evaluate your responses to all prior comments of our letter dated April 22, 2024, and may have further comment.

2. We note your response to prior comment 1. Please clarify for us whether the retained personnel that were specifically assigned to the transition project continue to be employed by the company, or whether their employment ended at the end of the transition period.

3. Refer to your response to prior comment 2 as it relates to the adjustments for other project costs. Please address the following:

Jeremy Smeltser
Spectrum Brands Holdings, Inc.
June 12, 2024
Page 2

- For your HPC Business Transformation costs, please tell us more about the retention benefit compensation provided to key executives within the HPC segment during the year ended September 30, 2023. Tell us the amount recorded in the period and describe the purpose and circumstances surrounding the payment of the retention benefit compensation.

- For your IPL Product Category Exit costs, please describe to us the incremental costs that you incurred towards compensation with the vendors with whom you partnered in the development and production of intense pulse light products. Tell us the amount of these costs and why they were incurred. Tell us whether these costs relate to inventory.

- For your Direct-to-Consumer Strategic Consulting costs, please tell us the periods over which you have been recording these costs. Tell us whether you recorded any such amounts in the 2024 interim periods.

4. We note your response to prior comment 3 relating to the adjustments for unallocated shared costs. Please explain to us how you determined the unallocated shared costs reflected in the adjustment. Clearly describe the methodology you employed.

Form 8-K filed May 9, 2024

Exhibit 99.1
Adjusted Diluted EPS, page 18

5. We understand from your disclosures on pages 5 and 18 that the "income tax adjustment is included in adjusted diluted EPS to exclude the impact of the valuation allowance against deferred taxes and other tax-related items in order to reflect a normalized ongoing effective tax rate of 25.0%." Please tell us how the exclusion of the aforementioned items is consistent with the guidance in Questions 100.04 and 102.11 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Please contact Dale Welcome at 202-551-3865 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing